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                                                                    EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

                                                                      Year Ended November 30,
                                                       --------------------------------------------------------
                                                       1999        2000        2001        2002          2003
                                                       ----        ----        ----        ----          ----
Pre-tax income (loss) from continuing operations       $58.5       $ 7.3       $(10.9)     $ 7.5        $(84.4)
Adjustment for income or loss from equity investees       --        (0.6)        (1.0)      (1.0)          0.8
                                                       -----       -----       ------      -----        ------
Pre-tax income (loss) from continuing operations
  before adjustment for minority interests in          $58.5       $ 6.7       $(11.9)     $ 6.5        $(83.6)
  consolidated subsidiaries or income or loss
  from equity investees

Distributed income of equity investees                    --          --           --         --           0.5

Less: Capitalized interest                              (0.3)       (0.4)        (0.4)        --            --


Amortization of interest previously capitalized           --          --           --        0.1           0.1
                                                       -----       -----       ------      -----        ------

Adjusted pre-tax income (loss) from continuing
  operations before adjustment for minority
  interests in consolidated subsidiaries or
  income or loss from equity investees                 $58.2       $ 6.3       $(12.3)     $ 6.6        $(83.0)
                                                       =====       =====       ======      =====        ======

Fixed Charges:
  Interest expense, including capitalized interest     $18.9       $15.1         14.4      $ 8.1        $ 15.3
  Amortization of debt issuance costs                    0.1         0.3          0.6        1.0           4.8
  Imputed interest portion of rent expense               2.0         2.3          2.8        2.7           2.9
                                                       -----       -----       ------      -----        ------
Total Fixed Charges                                    $21.0       $17.7       $ 17.8      $11.8        $ 23.0
                                                       =====       =====       ======      =====        ======
Pre-tax income (loss) from continuing operations
  before adjustment for income from equity
  investees plus fixed charges                         $79.2       $24.0       $  5.5      $18.4        $(60.0)
                                                       =====       =====       ======      =====        ======

Ratio of Earnings to Fixed Charges(a)                    3.8         1.4           --        1.6            --
                                                       =====       =====       ======      =====        ======
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(a) For fiscal years 2003 and 2001, the ratio was less than 1.0x and was deficient by $83.0 million and $12.3 million, respectively.
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